As filed with the Securities and Exchange Commission on May 29, 2008.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-9 and FORM F-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Form F-9		Form F-3
Thomson Reuters Corporation	(Exact name of Registrant as specified in its charter)	Thomson Reuters PLC
Ontario, Canada	(Province or other jurisdiction of incorporation or organization)	England and Wales
2741	(Primary Standard Industrial Classification Code Number)	2741
98-0176673	(I.R.S. Employer Identification No. (if applicable))	Not Applicable
3 Times Square
New York, New York 10036
(646) 223-4000
(Address and telephone number of Registrants’ principal executive offices)
Thomson Holdings Inc.
Attn: Deirdre Stanley, Executive Vice President and General Counsel
3 Times Square
New York, New York 10036
(646) 223-4000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Deirdre Stanley	Andrew J. Beck, Esq.
Executive Vice President and General Counsel	Torys LLP
Thomson Reuters	237 Park Avenue
3 Times Square	New York, NY 10017
New York, New York 10036	(212) 880-6000
(646) 223-4000

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.
Form F-9
Province of Ontario
(Principal jurisdiction regulating this offering)
     It is proposed that this filing on Form F-9 shall become effective (check appropriate box below):
A.	☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑ at some future date (check the appropriate box below)
1.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☑ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐ after the filing of the next amendment to this Form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑
Form F-3
     If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum	Amount of
Title of each class of	Amount to be	offering	aggregate	registration
securities to be registered	registered	price per unit(1)	offering price(1)	fee
Debt Securities	$0.00 (2)	100%	$0.00 (2)	$0.00 (3)
Guarantees of Debt Securities	(4)	(4)	(4)	None

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(2)	Thomson Reuters Corporation previously registered $3,000,000,000 principal amount of securities as part of its initial filing of its Registration Statement on Form F-9 (File No. 333-147287) on November 9, 2007 for which it paid a filing fee of $92,100.

(3)	Registration fees for $3,000,000,000 aggregate principal amount of Debt Securities were paid previously in connection with the Registration Statement on Form F-9 (File No. 333-147287).

(4)	Pursuant to Rule 457(n), no separate fee is payable on the Guarantees by Thomson Reuters PLC being registered on Form F-3 hereunder as they will be sold without additional consideration.
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.
Pursuant to Rule 429 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Prospectus which is a part of this Registration Statement on Form F-9 and Form F-3 is a combined Prospectus relating also to Registration Statement File No. 333-147287 and constituting Post-Effective Amendment No. 1 to Registration Statement File No. 333-147287.
EXPLANATORY NOTE
This Form F-9 and Form F-3 are being filed in order to add Thomson Reuters PLC as a registrant and to register Thomson Reuters PLC’s guarantees of Debt Securities of Thomson Reuters Corporation. Under the Thomson Reuters PLC Deed of Guarantee entered into between Thomson Reuters Corporation and Thomson Reuters PLC on April 17, 2008, Thomson Reuters PLC has unconditionally and irrevocably undertaken to guarantee certain obligations to creditors of Thomson Reuters Corporation, which will include Debt Securities whose issuance will be registered hereunder.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

     This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
     This short form base shelf prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
      No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000), and are also available electronically at www.sedar.com and www.sec.gov.
AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
(amending and restating the short form base shelf prospectus dated November 16, 2007)

New Issue	May 29, 2008

US$3,000,000,000
Debt Securities
(unsecured)
Issued by Thomson Reuters Corporation
and fully and unconditionally guaranteed by Thomson Reuters PLC
     Thomson Reuters Corporation may from time to time offer and issue one or more series of unsecured debt securities which will be fully and unconditionally guaranteed by Thomson Reuters PLC, together referred to as Debt Securities, in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$3,000,000,000 (or the equivalent in other currencies), during the 25 month period that this short form base shelf prospectus, including any further amendments hereto, remains valid.
     We will provide the specific terms of the Debt Securities in respect of which this prospectus is being delivered in applicable prospectus supplements and may include, where applicable, the specific designation, aggregate principal amount, currency, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or the option of the holder and any other specific terms. You should read this prospectus and any applicable prospectus supplements carefully before you invest. Debt Securities may consist of debentures, notes or other types of debt and may be issuable in series. Investing in the Debt Securities is subject to certain risks. See “Risk Factors” beginning on page 7 of this prospectus.
     All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.
     Our principal executive office is located at 3 Times Square, New York, New York 10036, United States. The registered office of Thomson Reuters Corporation is located at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. The registered office of Thomson Reuters PLC is located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY AND ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Thomson Reuters Corporation currently prepares its financial statements in accordance with Canadian generally accepted accounting principles, and its financial statements are subject to Canadian generally accepted auditing standards and the standards of the U.S. Public Company Accounting Oversight Board, as well as Canadian and U.S. securities regulatory auditor independence standards. Thomson Reuters Corporation consolidated financial statements may not be comparable to financial statements of U.S. companies.
     Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.
     Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because Thomson Reuters Corporation is incorporated under the laws of the Province of Ontario, Canada and Thomson Reuters PLC is incorporated in England, some of our officers and directors and some of the experts named in this prospectus are residents of Canada or the United Kingdom, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.
     Unless otherwise specified in an applicable prospectus supplement, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which these Debt Securities may be sold and purchasers may not be able to resell Debt Securities purchased under this prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation.

ABOUT THIS PROSPECTUS
     In this prospectus and any prospectus supplement, the words “we,” “us,” “our” and “Thomson Reuters” refer to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries which operate as a unified group under the DLC structure, unless the context requires otherwise. The term “DLC structure” refers to the dual listed company structure under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operate as a unified group and the term “Thomson Reuters board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC. All references in this prospectus and any prospectus supplement to “$” or “US$” are to U.S. dollars and “C$” are to Canadian dollars. All references in this prospectus and any prospectus supplement to “£” are to British pounds sterling.
     This prospectus is part of the registration statement on Form F-9 and Form F-3 relating to the Debt Securities that we filed with, or furnished to, the U.S. Securities and Exchange Commission, or SEC. Under this “shelf” registration process, Thomson Reuters Corporation may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.
     All historical information regarding Thomson Reuters Corporation included or incorporated by reference in this prospectus has been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differs from U.S. generally accepted accounting principles, or U.S. GAAP. All historical information regarding Reuters Group PLC, or Reuters, included or incorporated by reference in this prospectus has been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and as issued by the International Accounting Standards Board, or IFRS. The primary financial statements for Thomson Reuters shareholders beginning with the six months and quarter ending June 30, 2008 will be the consolidated financial statements of Thomson Reuters Corporation. Those statements, which will account for Thomson Reuters PLC as a subsidiary, will be prepared in accordance with Canadian GAAP. We intend to present Thomson Reuters Corporation’s financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada. Therefore, the financial statements of Thomson Reuters Corporation and Reuters incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes of the audited comparative consolidated financial statements of Thomson Reuters Corporation for a discussion of the principal differences between its financial results calculated under Canadian GAAP and U.S. GAAP (and the corresponding notes for subsequent years) and to the notes of the audited comparative consolidated financial statements of Reuters for a discussion of the principal differences between its financial statements calculated under IFRS and Canadian GAAP. Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with Canadian GAAP.
WHERE YOU CAN FIND MORE INFORMATION
     Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference in this prospectus may be obtained upon written or oral request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000).

     You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file with and furnish to the SEC reports and other information.
     You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services.
     You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us may also be available for inspection at the offices of the New York Stock Exchange, the U.K. Listing Authority and Nasdaq. Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with or furnish to the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 and Form F-3 that we have filed with, or furnished to, the SEC in connection with the Debt Securities.
DOCUMENTS INCORPORATED BY REFERENCE
     The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this prospectus:
•	audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2007 and the accompanying auditors’ report thereon;

•	management’s discussion and analysis of Thomson Reuters Corporation for the year ended December 31, 2007;

•	annual report on Form 20-F of Thomson Reuters PLC dated April 17, 2008 for the year ended December 31, 2007;

•	management information circular of Thomson Reuters Corporation dated March 28, 2008 relating to its annual meeting of shareholders held on May 7, 2008;

•	management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to its special meeting of shareholders held on March 26, 2008;

•	annual information form of Thomson Reuters Corporation dated March 10, 2008 for the year ended December 31, 2007;

•	unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008;

•	management’s discussion and analysis of Thomson Reuters Corporation for the three months ended March 31, 2008; and

•	business acquisition report of Thomson Reuters Corporation dated May 15, 2008 relating to its acquisition of Reuters.

     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any) and all updated interest coverage ratio information that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution of Debt Securities shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.
     When we file a new annual information form or annual report and the related audited comparative consolidated financial statements with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form or annual report, the previous audited comparative consolidated financial statements and all unaudited comparative consolidated financial statements, material change reports, information circulars and business aquisition reports filed prior to the commencement of the financial year in which the new annual information form or annual report is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.
     A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.
     You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements included and incorporated by reference in this prospectus constitute forward-looking statements. When used in this prospectus or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “may” and “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections based on certain assumptions and reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to,
•	in relation to the Reuters acquisition and the DLC structure:
—	failure to achieve benefits from the Reuters acquisition to the extent, or within the time period, currently expected, which could eliminate, reduce or delay the achievement of cost savings;

—	failure to maximize the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either The Thomson Corporation or Reuters could have achieved on its own;

—	the relationship of the value of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares to the economic performance of Thomson Reuters;

—	differences in the trading prices of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares;

—	adverse effects of changes to legislation and regulations on the DLC structure;

—	risks and costs not associated with more common acquisition structures;

—	exposure of each of Thomson Reuters Corporation and Thomson Reuters PLC to the credit risk of the other;

—	changes in the tax residence of Thomson Reuters Corporation or Thomson Reuters PLC;

—	classification of Thomson Reuters PLC as a passive foreign investment company under U.S. federal income tax laws;

—	failure of U.S. shareholders to qualify for special reduced withholding rates on payments of future dividends from Thomson Reuters PLC;

—	ability of Reuters Founders Share Company Limited to affect Thomson Reuters governance and management;

—	prevention or discouragement of take-over bids because of provisions in the DLC structure;

—	different laws and regulations governing the rights and privileges of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders;

•	changes in the general economy;

•	actions of competitors;

•	changes to legislation and regulations;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets;

•	failure of electronic delivery systems, network systems or the Internet;

•	detrimental reliance on third parties for information;

•	failure to meet the challenges involved in the expansion of international operations;

•	failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative, the Reuters Core Plus program and other cost-saving initiatives, including those designed to make Thomson Reuters a more integrated group;

•	failure to protect the reputation of Thomson Reuters;

•	impairment of goodwill and identifiable intangible assets;

•	failure of significant investments in technology to increase revenues or decrease operating costs;

•	increased self-sufficiency of customers;

•	inadequate protection of intellectual property rights;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	threat of legal actions and claims;

•	changes in foreign currency exchange and interest rates;

•	failure to recruit and retain high quality management and key employees;

•	effect of factors outside the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and

•	actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited.
     These factors and other risk factors described herein, including under the section of this prospectus entitled “Risk Factors,” and in some of the documents incorporated by reference in this prospectus represent risks that our management believes are material. Other factors not presently known to us or that we presently believe are not material could also cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC from time to time, including the annual information form of Thomson Reuters Corporation for the year ended December 31, 2007, which is contained in an annual report on Form 40-F for the year ended December 31, 2007, the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 and the other documents incorporated by reference herein.

RISK FACTORS
     Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below and those under the heading “Risk Factors” in the annual information form of Thomson Reuters Corporation, which is contained in an annual report on Form 40-F for the year ended December 31, 2007, (and its annual information forms for subsequent years) and the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 (and its annual reports for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of the Debt Securities could be adversely affected.
Risks Relating to the Debt Securities
Fluctuations in exchange rates could give rise to foreign currency exposure.
     Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
Credit ratings assigned to Debt Securities may change.
     We cannot assure you that any credit rating assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.
There may not be a trading market for the Debt Securities.
     There is currently no market through which the Debt Securities may be sold and you may not be able to resell the Debt Securities issued hereunder. We cannot assure you that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.
The Debt Securities will be subordinated to creditors of our subsidiaries.
     We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.
We have made only limited covenants in the trust indenture governing the Debt Securities and these limited covenants may not protect your investment.
     The trust indenture governing the Debt Securities does not:
•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Debt Securities in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the Debt Securities;

•	restrict our ability to transfer assets within Thomson Reuters;

•	restrict our ability to repurchase our shares;

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our shares or other securities ranking junior to the Debt Securities; or

•	necessarily afford holders of Debt Securities protection should we be involved in a transaction that significantly increases our leverage.
     The trust indenture governing the Debt Securities contains only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, recapitalizations or restructurings that could substantially affect our capital structure and the value of the Debt Securities. If any such transaction should occur, the value of your Debt Securities may decline.
Risks Relating to the Thomson Reuters PLC Guarantee
Thomson Reuters PLC’s guarantee is governed by the laws of England, and an action to enforce the guarantee must be brought in the courts of England and Wales.
     Unlike the Debt Securities, which will be governed by, and construed in accordance with, the laws of the State of New York, Thomson Reuters PLC’s guarantee of the Debt Securities is provided under a separate deed of guarantee that is governed by the laws of England. An action to enforce the guarantee must be brought exclusively in the courts of England and Wales. Because of the exclusive jurisdiction of the English courts, an action to enforce the Thomson Reuters PLC guarantee may be separate from an action against Thomson Reuters Corporation to enforce the terms of the Debt Securities or the trust indenture, which grants non-exclusive jurisdiction to specified courts in the United States. Furthermore, the Thomson Reuters PLC deed of guarantee was executed in connection with the implementation of the DLC structure, which is a relatively uncommon way of acquiring a company and there is little or no English case law relating to dual listed company structures or the contractual arrangements or provisions in companies’ organizational documents related to them. Given all these factors, it may be more difficult and time consuming for holders of the Debt Securities to enforce the Thomson Reuters PLC guarantee than a guarantee governed by the laws of the State of New York in a more traditional financing.
     Thomson Reuters PLC is incorporated in England. Although Thomson Reuters PLC has appointed Thomson Reuters Corporation as its agent for service of process in each of the provinces of Canada and Thomson Holdings Inc. as its agent for service of process in the United States, it may not be possible for investors to enforce judgments obtained in Canada or the United States against Thomson Reuters PLC without further enforcement proceedings, which may or may not be successful. In addition, because a substantial portion of Thomson Reuters PLC’s assets are located outside of the United Kingdom, any judgment related to the Thomson Reuters PLC guarantee in England may need to be enforced in other countries, such as the United States or Canada, which may require further court proceedings.
Thomson Reuters PLC’s guarantee may be unenforceable due to fraudulent conveyance statutes and, accordingly, you could have no claim against Thomson Reuters PLC, as guarantor of any Debt Securities.
     Although laws differ among various jurisdictions, a court could, under fraudulent conveyance laws, subordinate or avoid the guarantee of Thomson Reuters PLC if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors, or if Thomson Reuters PLC did not receive fair consideration or reasonably equivalent value for the guarantee and that Thomson Reuters PLC:
•	was insolvent or rendered insolvent because of the guarantee;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.
     If a court were to void the Thomson Reuters PLC guarantee as a fraudulent conveyance or hold it unenforceable for any other reason, you would cease to have a claim against Thomson Reuters PLC based on its guarantee and would solely be a creditor of Thomson Reuters Corporation.

BUSINESS
     We are the world’s leading source of intelligent information for businesses and professionals. We define intelligent information as information that organizes itself, suggests connections and fits professionals’ workflows. We combine industry expertise with innovative technology to deliver critical information to decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization, Reuters. We believe that our intelligent information provides our customers with a competitive advantage by enabling them to make better decisions faster.
     Thomson Reuters is organized in two divisions:
•	Markets, which consists of our financial businesses, a combination of those previously operated by Reuters and Thomson Financial; and
•	Professional, which consists of our Legal, Tax & Accounting, Scientific and Healthcare segments.
     Our principal executive office is located at 3 Times Square, New York, New York 10036, with key staff also located in Stamford, Connecticut and London, United Kingdom.
THE DUAL LISTED COMPANY STRUCTURE
     Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario corporation, and Thomson Reuters PLC, an English public limited company. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business.
Key features of the DLC structure include the following:
•	Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies;

•	the boards of directors of the two companies comprise the same individuals, as do the companies’ executive management;

•	shareholders of the two companies ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies receive equivalent cash dividends and capital distributions;

•	each company has guaranteed all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and will guarantee other obligations as agreed; and

•	a take-over bid or similar transaction is required to be made for shares of both companies on an equivalent basis.
     Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Thomson Reuters Corporation amended and restated its articles effective April 17, 2008. Its registered office is located at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.
     Thomson Reuters PLC is a public company limited by shares incorporated on March 6, 2007 under the UK Companies Acts 1985. Its registered office is located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

USE OF PROCEEDS
     Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds and we will use them for general corporate purposes including to repay existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities. We may from time to time offer Debt Securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth The Thomson Corporation’s capitalization and indebtedness at March 31, 2008 on an actual basis and on a pro forma as adjusted basis to reflect the following events, as if all of them occurred on March 31, 2008:
•	the assumption of Reuters existing $601 million of short-term indebtedness and $402 million of long-term debt as of March 31, 2008;
•	the inclusion of the value of Thomson Reuters PLC ordinary shares issued on April 17, 2008 to former Reuters shareholders as part of the equity portion of the consideration for the acquisition;
•	the assumption on April 17, 2008 of certain equity-based compensation awards granted by Reuters prior to the closing of the acquisition; and
•	borrowings under our bridge credit facility to finance part of the cash portion of the consideration for the Reuters acquisition and:
•	the application of $1.133 billion of such borrowings to repay $532 million of short-term indebtedness of The Thomson Corporation related to the acquisition and $601 million of short-term indebtedness of Reuters; and
•	the intended application of $402 million of such borrowings to repay a floating note issued by a Reuters subsidiary that is currently scheduled to mature in November 2008, plus accrued and unpaid interest on such note.
     The table below is based on The Thomson Corporation’s unaudited consolidated balance sheet as at March 31, 2008. Information related to Reuters as at March 31, 2008 is derived from its records. This table should be read in conjunction with the financial statements and other information included in the documents incorporated by reference in this prospectus.

	As at March 31, 2008
(In millions of US$)	The Thomson		Pro Forma
(unaudited)	Corporation Actual	Adjustments	As Adjusted

Short-term indebtedness	$532	$(532)	$—
Current portion of long-term debt	11	—	11
Long-term debt (less current portion)	5,899	2,556	8,455

Total debt(1)	6,442	2,024	8,466

Shareholders’ equity:
The Thomson Corporation — Series II preference shares, no par value (authorized, issued and outstanding — 6,000,000)	110		110
The Thomson Corporation — common shares, no par value (640,339,558 issued and outstanding; authorized — unlimited)	2,675		2,675
Thomson Reuters PLC — ordinary shares (194,107,278 issued and outstanding) issued in connection with the Reuters acquisition		8,226	8,226
Additional paid-in capital	183	173	356
Contributed surplus from redemption of The Thomson Corporation’s Series V preference shares	30		30
Cumulative translation adjustment	368		368
Retained earnings	10,374		10,374

Total shareholders’ equity	13,740	8,399	22,139

Total capitalization	$20,182	$10,423	$30,605

(1)	Total debt excludes the effect of related debt swaps, which are included within “Prepaid expenses and other current assets,” “Other non-current assets,” “Accounts payable and accruals” and “Other non-current liabilities’ in The Thomson Corporation’s consolidated balance sheet as at March 31, 2008. If this effect had been included, total debt and total capitalization on an actual and on a pro forma as adjusted basis as at March 31, 2008 would have been reduced by $375 million.

INTEREST COVERAGE
     The following table sets forth interest coverage ratios for The Thomson Corporation for the 12 month periods ended December 31, 2007 and March 31, 2008 on a pro forma as adjusted basis to reflect the following events:
•	the issuance by The Thomson Corporation in October 2007 of $800 million aggregate principal amount of 5.70% notes due 2014 and the application of the net proceeds from that offering, as if such offering occurred at the beginning of each period; and
•	borrowings under our bridge credit facility to finance part of the cash portion of the consideration for the Reuters acquisition and the application of certain of such borrowings as discussed in the “Capitalization and Indebtedness” section of this prospectus, as if such borrowings and applications of such borrowings had occurred as of January 1, 2007.
     The pro forma interest coverage ratios also include the effect of the Reuters acquisition as if it closed on January 1, 2007 and certain pro forma adjustments to reflect interest expense on Reuters short-term indebtedness and long-term debt, as discussed in the “Capitalization and Indebtedness” section of this prospectus.
     Interest coverage is equal to net earnings before deducting interest expense (which include the effect of related debt swaps) and before income taxes, divided by interest expense.

	12 Months Ended
	December 31, 2007	March 31, 2008
Interest coverage (1)	16.1x	16.1x

Interest coverage excluding the results of discontinued operations (1)	4.5x	4.7x

Pro forma interest coverage after giving effect to the acquisition of Reuters (2)	13.6x	N/A	(3)

Pro forma interest coverage after giving effect to the acquisition of Reuters excluding the results of discontinued operations (2)	4.2x	N/A	(3)

(1)	These ratios are based on The Thomson Corporation’s consolidated financial statements. Other than the inclusion of interest expense on the $3.4 billion of acquisition-related borrowings, the ratios do not reflect any pro forma adjustments related to the Reuters acquisition.

(2)	These ratios are based on the pro forma consolidated financial statements of Thomson Reuters Corporation in Thomson Reuters PLC’s annual report on Form 20-F, which is incorporated by reference in this prospectus. The ratios reflect pro forma adjustments related to interest expense on acquisition-related borrowings as well as Reuters short-term indebtedness and the Reuters long-term debt that matures in November 2008, as discussed in the “Capitalization and Indebtedness” section of this prospectus.

(3)	Under applicable UK reporting requirements, Reuters was not required to prepare consolidated financial statements for the three months ended March 31, 2008. Accordingly, we have not calculated the comparable amounts for the 12 months ended March 31, 2008.
     These coverage ratios do not give effect to the issuance of Debt Securities that may be issued pursuant to this prospectus, since the aggregate principal amounts and the terms of any such Debt Securities are not known at present. The coverage ratios above do not purport to be indicative of interest coverage ratios for any future periods.

SHARE CAPITAL
     The authorized share capital of Thomson Reuters Corporation includes an unlimited number of common shares and an unlimited number of preference shares, without par value, issuable in series. As of May 28, 2008, Thomson Reuters Corporation had outstanding 642,283,714 common shares and 6,000,000 Series II cumulative redeemable floating rate preference shares.
     The authorized share capital of Thomson Reuters PLC includes 399,950,000 ordinary shares of £0.25 each. As of May 28, 2008, Thomson Reuters PLC had outstanding 186,828,935 ordinary shares.
     In addition, each of Thomson Reuters Corporation and Thomson Reuters PLC has issued a Reuters founders share to Reuters Founders Share Company Limited which enables it to exercise extraordinary voting powers to safeguard the Reuters Trust Principles, which include the preservation of integrity, reliability of news, development of the news business and related principles. Each company has also issued a special voting share to a trustee so that shareholders of the two companies can ordinarily vote together as a single decision-making body. Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC in connection with Thomson Reuters Corporation’s support obligations under the DLC structure.
DESCRIPTION OF DEBT SECURITIES
     This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus.
     Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under a trust indenture dated November 20, 2001, as amended and supplemented from time to time, between Thomson Reuters Corporation, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. We collectively refer to Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas as the “Trustees” and each Trustee acting in such capacity for a specific series of Debt Securities as a “Trustee.” The trust indenture is subject to the provisions of Trust Indenture Legislation.
     This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Debt Securities and the trust indenture, including the definition of certain terms in the trust indenture. It is the trust indenture, and not this summary, that governs the rights of holders of Debt Securities. Capitalized terms that are used in this section and not defined have the meanings assigned to them in the trust indenture. We have defined selected terms at the end of this section. Section references below are to sections of the trust indenture.
General
     The trust indenture does not limit the amount of Debt Securities that may be issued under the trust indenture. The trust indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. We may offer no more than US$3,000,000,000 (or the equivalent in non-U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:
•	the specific designation of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

•	the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

•	the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;
•	any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at our option or otherwise;

•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

•	whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

•	the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

•	each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined;

•	any other terms of the Debt Securities, including covenants and additional Events of Default; and

•	the identity of the Trustee for a particular series of Debt Securities. (Section 301)
     The trust indenture also provides that there may be more than one Trustee under the trust indenture, each with respect to one or more different series of Debt Securities. See “— Resignation of Trustee” below for more information. As there is more than one Trustee under the trust indenture, the powers and trust obligations of each Trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is Trustee. The Debt Securities (whether of one or more than one series) for which each Trustee is acting shall in effect be treated as if issued under separate trust indentures. The term “Debt Securities” as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.
     Some or all of the Debt Securities may be issued under the trust indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.
     The general provisions of the trust indenture do not contain any provisions that would limit our ability to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving Thomson Reuters.
     Under the trust indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

Guarantee
     Thomson Reuters Corporation’s obligations under each series of Debt Securities and under the trust indenture as it relates to such Debt Securities will be fully and unconditionally guaranteed by Thomson Reuters PLC on an unsecured and unsubordinated basis. See “Description of Thomson Reuters PLC Guarantee”.
Ranking and Other Indebtedness
     The Debt Securities will be unsecured obligations of, and will rank equally with all other unsecured and unsubordinated obligations of, Thomson Reuters Corporation.
Form, Denomination, Exchange and Transfer
     Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. The trust indenture also provides that Debt Securities of a series may be issuable in global form, which we refer to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)
     The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by us for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)
     So long as required by the Business Corporations Act (Ontario), we shall cause to be kept, by Thomson Reuters Corporation or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the Business Corporations Act (Ontario). Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the Business Corporations Act (Ontario), the particulars of each issue, exchange or transfer of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)
     We shall not be required to:
•	issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

•	issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid. (Section 305)

Events of Default
     The trust indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:
(i)	default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

(ii)	default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

(iii)	default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security of that series;
(iv)	default in the performance, or breach, of any of our covenants or warranties in the trust indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the trust indenture), continued for 60 days after written notice to us;

(v)	certain events of bankruptcy, insolvency or reorganization; and

(vi)	any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)
     No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Section 501) We are required to file with the Trustee, annually, an Officer’s Certificate as to our compliance with all conditions and covenants under the trust indenture. (Section 1004) The trust indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it considers it in the best interest of the Holders of Debt Securities to do so. (Section 502)
     If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Debt Securities of a particular series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding may declare the principal amount of all of the Outstanding Debt Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)
     Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the trust indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Debt Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the trust indenture, or exercising any trust or power conferred on the Trustee. (Section 513)
     The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 514)

Negative Pledge
     The trust indenture provides that, so long as any Debt Securities are Outstanding, we will not:
•	create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of any undertaking or assets to secure any of our Debt; or

•	permit any Material Subsidiary to give any Guarantee to secure any of our Debt;
     without at the same time or as soon as reasonably practicable thereafter according to the Holders of Debt Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:
(i)	any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all of our other Debt then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders’ Equity;

(ii)	any Security Interest on (a) any asset (including shares) acquired or held by us to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

(iii)	the assumption by us of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(iv)	our giving a Security Interest (other than on shares or fixed assets) in the ordinary course of our business to any bank or banks or others to secure any of our Debt that is not a Funded Obligation; or

(v)	the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)
Modification and Waiver
     We and the Trustee may modify and amend the trust indenture with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things:
•	change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

•	reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

•	change our obligation to pay Additional Amounts provided for pursuant to Section 1005 of the trust indenture, with certain exceptions;

•	reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

•	adversely affect any right of repayment at the option of the Holder of any such Debt Security;

•	change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

•	reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the trust indenture or to consent to any waiver thereunder (including a waiver of certain defaults); or

•	modify the foregoing requirements with certain exceptions. (Section 902)

     The Holders of a majority in principal amount of Outstanding Debt Securities affected thereby have the right to waive compliance by us with certain covenants. (Section 1008)
     We and the Trustee may modify and amend the trust indenture without the consent of any Holder, for any of the following purposes:
•	to evidence the succession of another Person to Thomson Reuters Corporation as obligor under the trust indenture;

•	to add to our covenants for the benefit of the Holders of all or any series of Debt Securities;

•	to add additional Events of Default for the benefit of the Holders of all or any series of Debt Securities;

•	to add, change or eliminate any provisions of the trust indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such addition, change or elimination shall not apply to any Outstanding Debt Security;
•	to secure the Debt Securities pursuant to the provisions described above under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation,” or otherwise;

•	to establish the form or terms of Debt Securities of any series;

•	to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the trust indenture by more than one Trustee;

•	to cure any ambiguity, defect or inconsistency in the trust indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

•	to supplement any of the provisions of the trust indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect; or

•	to comply with Trust Indenture Legislation, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect. (Section 901)
     The trust indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:
•	the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof;

•	the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above); and

•	Debt Securities owned by us or any other obligor or affiliate of ours or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

Merger, Consolidation or Amalgamation
     The trust indenture provides that Thomson Reuters Corporation may not amalgamate or consolidate with or merge into any other Person and that it may not convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, unless:
•	the Person formed by such consolidation or amalgamation or into which Thomson Reuters Corporation is merged or the Person which acquires or leases its properties and assets substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction expressly assumes its obligations under the Debt Securities and the trust indenture, and

•	certain other conditions are met. (Section 801)
     In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any of Thomson Reuters Corporation’s property or assets would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “— Negative Pledge” above without equally and ratably securing the Debt Securities or unless the Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)
     Under the DLC structure, the capital of Thomson Reuters is deployed and managed in a way which the Thomson Reuters board considers most beneficial to Thomson Reuters. Assets of Thomson Reuters are owned, directly or indirectly, by whichever of Thomson Reuters Corporation or Thomson Reuters PLC is determined to be most efficient and appropriate under the then prevailing circumstances. Thomson Reuters assets may accordingly be owned, directly or indirectly, from time to time by Thomson Reuters Corporation or Thomson Reuters PLC, or by the two companies. Under the DLC structure, transfers of assets within Thomson Reuters may be made from time to time. Such transfers are considered to be in the ordinary course of business and may be made without the approval of shareholders or compliance with these provisions.
Discharge, Defeasance and Covenant Defeasance
     We may discharge certain obligations to Holders of any series of Debt Securities issued under the trust indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)
     We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the trust indenture with respect to such Debt Securities, except for:
•	the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

•	our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the trust indenture;

•	the rights, powers, trusts, duties and immunities of the Trustee; and

•	the defeasance provisions of the trust indenture.

     We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the trust indenture (including those described under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation” above), and we refer to this as “covenant defeasance,” and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities. (Sections 1401, 1402 and 1403)
     In order to exercise either defeasance or covenant defeasance:
•	we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

•	in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the trust indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•	in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

•	we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended, and that we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act, on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)
     If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:
•	the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

•	the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

     All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that is payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)
Payment of Principal and Interest and Paying Agents
     Unless otherwise specified in Section 301 of the trust indenture, principal (premium, if any) and interest, if any, on Debt Securities will be payable at an office or agency maintained by us in New York, New York, except that at our option, interest, if any, may be paid by:
•	check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

•	wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)
     Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)
     Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by us for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)
Resignation of Trustee
     The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the trust indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.
Book-Entry Debt Securities
     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.
Governing Law
     The trust indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. The trust indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

Enforceability of Civil Liabilities
     Thomson Reuters Corporation is a corporation incorporated under and governed by the Business Corporations Act (Ontario) and Thomson Reuters PLC is a public limited company incorporated in England. The controlling shareholder of Thomson Reuters and some of our directors and officers, as well as certain of the experts named in this prospectus and the documents incorporated by reference into this prospectus, are residents of Canada or the United Kingdom and all or a substantial portion of their assets and a substantial portion of our assets are located outside of the United States. The trust indenture, as currently amended and supplemented, provides that we have designated our subsidiary, Thomson Holdings Inc., 3 Times Square, New York, New York 10036, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the trust indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and we have irrevocably submitted to the jurisdiction of such courts. (Section 113). However, it may be difficult for holders of Debt Securities to effect service within the United States upon our controlling shareholder and our directors and officers and the experts named in this prospectus and any documents incorporated by reference into this prospectus who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicted upon civil liability under United States federal securities laws. We believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.
Definitions
     Set forth below is a summary of certain of the defined terms used in the trust indenture. Reference is made to the trust indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)
     “Business Day,” when used with respect to any Place of Payment or any other location referred to in the trust indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London, England, hereunder, or in the Debt Securities, means, unless otherwise specified with respect to any Debt Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.
     “Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all of our outstanding shares and the amount of our consolidated surplus, whether paid in, earned, or otherwise, as such consolidated surplus is shown on the then most recent audited consolidated balance sheet of Thomson Reuters Corporation, determined in accordance with GAAP.
     “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.
     “Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

     “GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).
     “Guarantee” means any guarantee, indemnity or similar obligation.
     “Material Subsidiary” means any Subsidiary the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the sales of Thomson Reuters taken as a whole for the 12 months ending at the end of our most recently completed fiscal year, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of Thomson Reuters taken as a whole as at the end of our most recently completed fiscal year, calculated in each case in accordance with GAAP.
     “Subsidiary” means any corporation of which at the time of determination Thomson Reuters Corporation, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock of such corporation. For so long as the DLC structure is in effect, Thomson Reuters PLC will be deemed to be a Subsidiary for the purposes of the trust indenture.
     “Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the trust indenture.
     “Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the trust indenture, and at the date of the trust indenture means (i) in respect of Debt Securities offered solely in Canada and not concurrently in the United States, the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) in respect of Debt Securities offered solely in the United States and not concurrently in Canada or offered concurrently in the United States and Canada, the Trust Indenture Act and regulations thereunder.
     “Voting Stock” means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

DESCRIPTION OF THOMSON REUTERS PLC GUARANTEE
     In connection with the implementation of the DLC structure, Thomson Reuters Corporation and Thomson Reuters PLC entered into reciprocal deeds of guarantee for the benefit of each other’s creditors. This section describes certain general terms and provisions of the Thomson Reuters PLC deed of guarantee. This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Thomson Reuters PLC deed of guarantee. It is the Thomson Reuters PLC deed of guarantee, and not this summary, that defines the rights of Holders of Debt Securities under the Thomson Reuters PLC deed of guarantee. Capitalized terms that are used in this section and not defined have the meanings assigned to them in the trust indenture.
Obligations Guaranteed
     Under the Thomson Reuters PLC deed of guarantee, Thomson Reuters PLC has unconditionally and irrevocably undertaken and promised to Thomson Reuters Corporation that it will, as a continuing obligation, make to the creditors to whom or to which it is owed the proper and punctual payment of each of the following obligations, subject to certain exceptions, following written demand on the relevant primary obligor, if for any reason Thomson Reuters Corporation does not make such payment on the relevant due date:
•	any contractual obligations of Thomson Reuters Corporation;

•	any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters Corporation; and

•	other obligations of Thomson Reuters Corporation or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters PLC and Thomson Reuters Corporation. No such obligation has, as of the date of this prospectus, been so agreed.
     The Thomson Reuters PLC deed of guarantee provides that the creditors to whom Thomson Reuters Corporation’s obligations are owed are intended to be third party beneficiaries of the guarantee who may, in accordance with the UK Contracts (Rights of Third Parties) Act 1999, enforce the guarantee directly.
     Should any obligation not be recoverable from Thomson Reuters PLC under the terms of the Thomson Reuters PLC deed of guarantee as a result of the obligation becoming void, voidable or unenforceable against Thomson Reuters Corporation, Thomson Reuters PLC will, as sole, original and independent obligor, make payment on such obligation by way of a full indemnity. Unless otherwise provided in the Thomson Reuters PLC deed of guarantee, Thomson Reuters PLC’s liabilities and obligations under the guarantee will remain in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of Thomson Reuters Corporation owed to the relevant creditor, including without limitation:
•	anything which would have discharged Thomson Reuters PLC (wholly or in part) but not Thomson Reuters Corporation;

•	anything which would have offered Thomson Reuters PLC (but not Thomson Reuters Corporation) any legal or equitable defense; and

•	any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, Thomson Reuters Corporation or any other person or entity.
     In the event that Thomson Reuters PLC is required to make any payment to any creditor under the Thomson Reuters PLC deed of guarantee, Thomson Reuters Corporation will reimburse Thomson Reuters PLC for those payments.
Exclusion of Obligations
     Thomson Reuters PLC may at any time, with the agreement of Thomson Reuters Corporation, exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters PLC deed of guarantee.

     However, no such agreement or exclusion will be effective with respect to any obligation incurred before, or arising out of, any credit or similar facility in effect at the time at which the relevant agreement or exclusion becomes effective. Therefore, Thomson Reuters Corporation and Thomson Reuters PLC would not be able to exclude a series of Debt Securities or the trust indenture as it relates to such Debt Securities from the scope of the Thomson Reuters PLC deed of guarantee after the issuance of such Debt Securities without the consent of the Trustee and the requisite Holders of the relevant Debt Securities.
No Defense, Set-Off and Counterclaim
     In respect of any claim against Thomson Reuters PLC by a creditor under the Thomson Reuters PLC deed of guarantee, Thomson Reuters PLC will not have available to it:
•	by way of defense or set-off, any matter that arises from or in connection with the Thomson Reuters PLC deed of guarantee, and which would have been available to Thomson Reuters PLC by way of defense or set-off if the proceedings had been brought against Thomson Reuters PLC by Thomson Reuters Corporation;

•	by way of defense or set-off, any matter that would have been available to it by way of defense or set-off against the creditor if the creditor had been a party to the Thomson Reuters PLC deed of guarantee; or

•	by way of counterclaim, any matter not arising from the Thomson Reuters PLC deed of guarantee that would have been available to it by way of counterclaim against the creditor if the creditor had been a party to the Thomson Reuters PLC deed of guarantee.
Governing Law and Jurisdiction
     The Thomson Reuters PLC deed of guarantee is governed by, and construed in accordance with, the laws of England. The courts of England and Wales have exclusive jurisdiction to settle any dispute in connection with the Thomson Reuters PLC deed of guarantee. The governing law of the Thomson Reuters PLC deed of guarantee will not affect the governing law of any Debt Securities or the trust indenture, which will continue to be governed by the laws of the State of New York. It is therefore likely that the governing law and the jurisdiction in which actions may be brought in respect of the Thomson Reuters PLC deed of guarantee will be different from those for the Debt Securities. See “Risk Factors — Risks Relating to the Thomson Reuters PLC Guarantee”.
Termination
     No termination of the Thomson Reuters PLC deed of guarantee will be effective with respect to any obligation under the Thomson Reuters PLC deed of guarantee incurred before, or arising out of, any credit or similar facility in effect at the time at which the termination becomes effective. Therefore, after the issuance of a series of Debt Securities, the termination provisions described below will not apply to such Debt Securities without the consent of the Trustee and the requisite Holders of the relevant Debt Securities.
     Subject to that limitation, the Thomson Reuters PLC deed of guarantee automatically terminates if:
•	the equalization and governance agreement entered into between Thomson Reuters Corporation and Thomson Reuters PLC in connection with the implementation of the DLC structure terminates or otherwise ceases to have effect;

•	the reciprocal Thomson Reuters Corporation deed of guarantee terminates or otherwise ceases to have effect; or

•	a resolution is passed or an order is made for the liquidation of Thomson Reuters Corporation.
Amendment
     No amendment of the Thomson Reuters PLC deed of guarantee will be effective with respect to any obligation under the Thomson Reuters PLC deed of guarantee incurred before, or arising out of, any credit or similar facility in effect at the time at which the amendment becomes effective. Therefore, after the issuance of a series of Debt Securities, the amendment provisions described below will not apply to such Debt Securities without the consent of the Trustee and the requisite Holders of the relevant Debt Securities.

     Subject to that limitation, any amendments to the Thomson Reuters PLC deed of guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters PLC and Thomson Reuters Corporation. Any other amendment to the Thomson Reuters PLC deed of guarantee requires approval of the shareholders of each company voting separately as a class.
PLAN OF DISTRIBUTION
     We may sell the Debt Securities:
•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.
     We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to us from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.
     If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     We may also sell Debt Securities directly at such prices and upon such terms as agreed to by us and the purchaser or through agents designated by us from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.
     We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

     In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time. Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
     Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. There may not be a trading market for the Debt Securities. See “Risk Factors.”
CERTAIN INCOME TAX CONSIDERATIONS
     The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal (premium, if any), and interest, if any, will be subject to Canadian non-resident withholding tax.
     A prospectus supplement will also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing any early redemption provisions or other special terms.
LEGAL MATTERS
     Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Debt Securities offered by this prospectus will be passed upon on our behalf by Torys LLP (regarding Canadian and U.S. matters) and by Allen & Overy LLP (regarding U.K. matters). As of May 28, 2008, the partners and associates of each of Torys LLP and Allen & Overy LLP beneficially owned, directly or indirectly, less than 1% of our outstanding shares.
EXPERTS
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Thomson Reuters Corporation (formerly, The Thomson Corporation) incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Toronto, Canada, independent auditors, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Reuters incorporated in this prospectus by reference to Thomson Reuters PLC’s Annual Report on Form 20-F for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, London, United Kingdom, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Reuters Group PLC incorporated in this prospectus by reference to Thomson Reuters Corporation’s Business Acquisition Report filed on Form 6-K dated May 15, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, London, United Kingdom, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC as part of the registration statement on Form F-9 and Form F-3 of which this prospectus is a part:
•	the documents listed in the fourth paragraph under “Where You Can Find More Information” in this prospectus;

•	consents of accountants, counsel and a financial advisor;

•	powers of attorney from our directors and officers;
•	the Thomson Reuters PLC deed of guarantee dated April 17, 2008 described under “Description of the Thomson Reuters PLC Guarantee”;

•	the trust indenture dated November 20, 2001, the eighth supplemental indenture dated September 20, 2005 and the eleventh supplemental indenture dated May 29, 2008 relating to the Debt Securities; and

•	a statement of eligibility of Deutsche Bank Trust Company Americas as Trustee, on Form T-1.
EXPENSES
     Set forth below is an estimate of the approximate amount of the fees and expenses, other than any underwriting discounts and commissions, payable by Thomson Reuters in connection with the registration of the Debt Securities being offered:

SEC registration fee	US$	92,100
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and mailing expenses		*
Trustee fees		*
Stock exchange listing fees and expenses		*

Total	US$	*

*	To be provided in a prospectus supplement or as part of a report on Form 6-K which is specifically incorporated by reference in the registration statement of which this prospectus forms a part.

FORM F-9
PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
Indemnification of Directors or Officers.
     Thomson Reuters directors are indemnified by Thomson Reuters Corporation and Thomson Reuters PLC to the extent permitted by applicable laws and regulations.
     Under the Business Corporations Act (Ontario), a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding in which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.
     Under the Companies Act 1985 (UK), as amended (the “UK Companies Act”), a company may not directly or indirectly indemnify a director of a company in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a “qualifying third party indemnity provision”. An indemnity will be a “qualifying third party indemnity provision” for the purposes of the UK Companies Act, provided that it does not indemnify the director against any liability the director incurs:
•	to the company or to an associated company (an associated company is, in effect, a company in the same group);

•	to pay a criminal fine or a regulatory penalty;

•	in defending criminal proceedings in which the director is convicted;

•	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•	in an unsuccessful application for relief from liability under the UK Companies Act.
     Thomson Reuters maintains, at its expense, a directors’ and officers’ liability insurance policy that provides protection for its directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of at least $100 million for each claim and $100 million in the aggregate and that there is no deductible for this coverage. The insurance applies in certain circumstances where Thomson Reuters may not indemnify its directors and officers for their acts or omissions. Premiums paid by Thomson Reuters relating to directors’ and officers’ liability insurance are between $2 million and $3.5 million per annum.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the applicable provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS TO FORM F-9

Exhibit	Description

4.1	Annual information form of Thomson Reuters Corporation dated March 10, 2008 for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.2	Audited comparative consolidated financial statements of Thomson Reuters Corporation as at and for the year ended December 31, 2007, together with the accompanying auditor’s report thereon (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.3	Management’s discussion and analysis for the audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.4	Management information circular of Thomson Reuters Corporation dated March 28, 2008 relating to the Thomson Reuters Corporation annual meeting of shareholders held on May 7, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 4, 2008)

4.5	Management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to the Thomson Reuters Corporation special meeting of shareholders held on March 26, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on February 29, 2008)

4.6	Unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.7	Management’s discussion and analysis for the unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.8	Business acquisition report of Thomson Reuters Corporation dated May 15, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 15, 2008)

4.9	Annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters PLC Form 20-F filed with the Securities and Exchange Commission on April 17, 2008)

5.1	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

5.2	Consent of PricewaterhouseCoopers LLP, Toronto

5.3	Consent of PricewaterhouseCoopers LLP, London

5.4	Consent of Bear, Stearns & Co. Inc.

5.5	Consent of Torys LLP

6.1	Powers of attorney (included on the signature pages of the Form F-9)

7.1	Trust Indenture dated November 20, 2001

7.2	Eighth Supplemental Indenture dated September 20, 2005

7.3	Eleventh Supplemental Indenture dated May 29, 2008

8.1	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1

FORM F-3
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 8. Indemnification of Directors and Officers.
          Indemnification policies for directors and officers of Thomson Reuters are described in Thomson Reuters Corporation’s Registration Statement on Form F-9 filed herewith.
Item 9. Exhibits to Form F-3.

Exhibit	Description

1.1	Form of Terms Agreement †

4.1	Thomson Reuters PLC Deed of Guarantee dated April 17, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 17, 2008)

5.1	Opinion of Allen & Overy LLP

7.1	Trust Indenture dated November 20, 2001

7.2	Eighth Supplemental Indenture dated September 20, 2005

7.3	Eleventh Supplemental Indenture dated May 29, 2008

12.1	Computation of Ratio of Earnings to Fixed Charges †

23.1	Consent of PricewaterhouseCoopers LLP, London (included in Exhibit 5.3 to the Form F-9)

23.2	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

23.3	Consent of Bear, Stearns & Co. Inc. (included in Exhibit 5.4 to the Form F-9)

24.1	Powers of Attorney (included on the signature pages to the Form F-3)

25.1	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1 (included in Exhibit 8.1 to the Form F-9)

†	To be filed by amendment or as part of a Form 6-K which specifically incorporates this material into this Registration Statement.
Item 10. Undertakings
The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that the undertakings set forth above in paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the Registration Statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the Registration Statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is relying on Rule 430B: (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FORM F-3
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of May 2008.

THOMSON REUTERS PLC

By:	/s/ Thomas H. Glocer

Name: Thomas H. Glocer
Title: Chief Executive Officer
POWERS OF ATTORNEY
     Each person whose signature appears below constitutes and appoints Thomas H. Glocer, Robert D. Daleo and Deirdre Stanley, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 29th day of May 2008.

Signature	Title

/s/ Thomas H. Glocer Thomas H. Glocer	Chief Executive Officer and Director (principal executive officer)

/s/ Robert D. Daleo Robert D. Daleo	Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ Linda J. Walker Linda J. Walker	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)

/s/ David Thomson David Thomson	Chairman of the Board of Directors

Signature	Title

/s/ W. Geoffrey Beattie W. Geoffrey Beattie	Deputy Chairman of the Board of Directors

/s/ Niall FitzGerald Niall FitzGerald	Deputy Chairman of the Board of Directors

Mary Cirillo	Director

Steven A. Denning	Director

Lawton Fitt	Director

Roger L. Martin	Director

Sir Deryck Maughan	Director

/s/ Kenneth Olisa Kenneth Olisa	Director

Richard L. Olver	Director

Vance K. Opperman	Director

/s/ John M. Thompson John M. Thompson	Director

/s/ Peter J. Thomson Peter J. Thomson	Director

/s/ John A. Tory John A. Tory	Director

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-3 has been signed below by the undersigned, solely in its capacity as Thomson Reuters PLC’s duly authorized representative in the United States, on this 29th day of May 2008.

THOMSON HOLDINGS INC.

By:	/s/ Marc E. Gold

Name: Marc E. Gold
Title: Assistant Secretary

FORM F-9
PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
     Thomson Reuters undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information related to the securities registered pursuant to this Form F-9 or to transactions in said securities.
Item 2. Consent to Service of Process
     (a) At the time of the filing of this Form F-9, Thomson Reuters is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (b) Computershare Trust Company of Canada, a Trustee under the Indenture, has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (c) Any change to the name or address of the agent for service of Thomson Reuters or Computershare Trust Company of Canada, as a Trustee, shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

FORM F-9
SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of May 2008.

THOMSON REUTERS CORPORATION

By:	/s/ Thomas H. Glocer

Name: Thomas H. Glocer
Title: Chief Executive Officer
POWERS OF ATTORNEY
     Each person whose signature appears below constitutes and appoints Thomas H. Glocer, Robert D. Daleo and Deirdre Stanley, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated and on the 29th day of May 2008.

Signature	Title

/s/ Thomas H. Glocer Thomas H. Glocer	Chief Executive Officer and Director (principal executive officer)

/s/ Robert D. Daleo Robert D. Daleo	Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ Linda J. Walker Linda J. Walker	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)

/s/ David Thomson David Thomson	Chairman of the Board of Directors

III-2

Signature	Title

/s/ W. Geoffrey Beattie W. Geoffrey Beattie	Deputy Chairman of the Board of Directors

/s/ Niall FitzGerald Niall FitzGerald	Deputy Chairman of the Board of Directors

Mary Cirillo	Director

Steven A. Denning	Director

Lawton Fitt	Director

Roger L. Martin	Director

Sir Deryck Maughan	Director

/s/ Kenneth Olisa Kenneth Olisa	Director

Richard L. Olver	Director

Vance K. Opperman	Director

/s/ John M. Thompson John M. Thompson	Director

/s/ Peter J. Thomson Peter J. Thomson	Director

/s/ John A. Tory John A. Tory	Director

III-3

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of the Securities Act, this registration statement on Form F-9 has been signed below by the undersigned, solely in its capacity as Thomson Reuters Corporation’s duly authorized representative in the United States, on this 29th day of May 2008.

THOMSON HOLDINGS INC.

By:	/s/ Marc E. Gold

Name: Marc E. Gold
Title: Assistant Secretary

III-4

EXHIBIT INDEX TO FORM F-9

Exhibit	Description

4.1	Annual information form of Thomson Reuters Corporation dated March 10, 2008 for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.2	Audited comparative consolidated financial statements of Thomson Reuters Corporation as at and for the year ended December 31, 2007, together with the accompanying auditor’s report thereon (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.3	Management’s discussion and analysis for the audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.4	Management information circular of Thomson Reuters Corporation dated March 28, 2008 relating to the Thomson Reuters Corporation annual meeting of shareholders held on May 7, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 4, 2008)

4.5	Management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to the Thomson Reuters Corporation special meeting of shareholders held on March 26, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on February 29, 2008)

4.6	Unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.7	Management’s discussion and analysis for the unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.8	Business acquisition report of Thomson Reuters Corporation dated May 15, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 15, 2008)

4.9	Annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters PLC Form 20-F filed with the Securities and Exchange Commission on April 17, 2008)

5.1	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

5.2	Consent of PricewaterhouseCoopers LLP, Toronto

5.3	Consent of PricewaterhouseCoopers LLP, London

5.4	Consent of Bear, Stearns & Co. Inc.

5.5	Consent of Torys LLP

6.1	Powers of attorney (included on the signature pages of the Form F-9)

7.1	Trust Indenture dated November 20, 2001

7.2	Eighth Supplemental Indenture dated September 20, 2005

7.3	Eleventh Supplemental Indenture dated May 29, 2008

8.1	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1

EXHIBIT INDEX TO FORM F-3

Exhibit	Description

1.1	Form of Terms Agreement †

4.1	Thomson Reuters PLC Deed of Guarantee dated April 17, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 17, 2008)

5.1	Opinion of Allen & Overy LLP

7.1	Trust Indenture dated November 20, 2001

7.2	Eighth Supplemental Indenture dated September 20, 2005

7.3	Eleventh Supplemental Indenture dated May 29, 2008

12.1	Computation of Ratio of Earnings to Fixed Charges †

23.1	Consent of PricewaterhouseCoopers LLP, London (included in Exhibit 5.3 to the Form F-9)

23.2	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

23.3	Consent of Bear, Stearns & Co. Inc. (included in Exhibit 5.4 to the Form F-9)

23.4	Consent of Torys LLP (included in Exhibit 5.5 to the Form F-9)

24.1	Powers of Attorney (included on the signature pages to the Form F-3)

25.1	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1 (included in Exhibit 8.1 to the Form F-9)

†	To be filed by amendment or as part of a Form 6-K which specifically incorporates this material into this Registration Statement.